                        [Letterhead of Able Energy, Inc.]


                                                November 14, 2005

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Attention:      H. Christopher Owings


Re: APPLICATION TO WITHDRAW ABLE ENERGY, INC., REGISTRATION STATEMENT ON FORM S-1, FILE NO. 333-127573

Dear Sir:

        Able Energy, Inc., hereby applies to withdraw the above-referenced Registration Statement. This application is submitted pursuant to Rule 477 under the Securities Act of 1933. The reason for the withdrawal is the determination by the Division of Corporation Finance that the securities which were to be registered for resale by the Registration Statement were acquired in a private placement that has not been completed. None of the securities listed for resale by the selling securityholders in the Registration Statement have been sold by the selling securityholders.

                                       Very truly yours,

                                       Able Energy, Inc.

                                       By: /s/ Gregory D. Frost, Esq.
                                           --------------------------
                                           Gregory D. Frost, Esq.
                                           Chief Executive Officer, Chairman and
                                           General Counsel